

December 14, 2010

Dynamic Materials Corporation
Mr. Richard A. Santa, Sr. Vice President and Chief Financial Officer
5405 Spine Road
Boulder, CO 80301

> **Re:** **Dynamic Materials Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the quarter ended September 30, 2010**
> **File No. 1-14775**

Dear Mr. Santa:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief